Exhibit 99.1

Compton announces extension of MFC take-over bid offer

CALGARY, Aug. 16, 2012 /CNW/ - Compton Petroleum Corporation (TSX - CMT) ("Compton" or the Corporation") announces that MFC Industrial Ltd. ("MFC") has extended the expiry time of its take-over bid offer (the "Offer") for all of Compton's outstanding shares ("Common Shares") for cash consideration of $1.25 per Common Share to 5:00 p.m. (PDT) on August 27, 2012.

As at the date hereof, approximately 24.1 million Compton Shares have been deposited to the Offer, representing approximately 91.3% of the currently outstanding Compton Shares. This satisfies the 66.67% minimum tender requirement of the Offer.

The Offer has been extended as Compton and MFC are awaiting certain regulatory and other approvals, consents and documentation that are required to complete the transaction. Compton and MFC expect to receive these items before the new expiry time of the Offer. Compton's board of directors (the "Board") has unanimously recommended to shareholders that they accept the Offer and tender their Common Shares thereunder as it is the Board's determination that the Offer is in the best interests of Compton and its shareholders.

MFC has announced, in a separate release, that it has received an advance ruling certificate from Canada's Commissioner of Competition, confirming that the Commissioner will not oppose the Offer under section 92 of the Competition Act (Canada).

The Offer will be now be open for acceptance until 5:00 p.m. (PDT) on August 27, 2012, unless extended or withdrawn by MFC. Compton's Board recommends that shareholders tender their shares if they have not already done so.

Full details of the Offer are included in the Directors' Circular, Offer Documents and related documents, which are available on SEDAR at www.sedar.com or the Corporation's website at www.comptonpetroleum.com. Compton shareholders are encouraged to read such documents carefully and in their entirety as it will contain additional important information concerning the Offer.

Computershare Investor Services Inc. is the depositary for the Bid. Compton shareholders can obtain copies of the Bid Documents and related materials at no charge from the depositary toll-free at 1-800-564-6253 or by email at corporateactions@computershare.com.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public corporation actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada.  The majority of our operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin, providing multi-zone potential for future development and exploration opportunity.

As natural gas comprises approximately 84% of Compton's production, the Corporation's 2012 program is impacted by the current natural gas price outlook.  When natural gas markets recover in the future, Compton can focus on our highest-return, liquids-rich natural gas area at Niton and balancing our portfolio through investment in emerging crude oil opportunities. Compton is well positioned in emerging oil plays that target the Bakken/Big Valley, Ellerslie and Glauconite Formations in the Southern Plains area as well as future exploratory potential through the joint venture on its Montana Bakken/Big Valley lands.

Through further improving operating efficiencies, maximizing returns on capital invested and focusing on higher return assets, Compton will create value by providing appropriate investment returns for shareholders. Compton's Common Shares are listed on the Toronto Stock Exchange under the symbol CMT.

Advisories

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities.  Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct.  There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business.  These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton.  Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of the take-over bid offer and prospective activities.  Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law.  Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement.  The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

SOURCE: Compton Petroleum Corporation

%CIK: 0001043572

For further information:

Susan J. Soprovich
Director, Investor Relations
Ph: (403) 668-6732

C.W. Leigh Cassidy
Vice President, Finance & CFO
Ph: (403) 205-5812

Fax: (403) 237-9410
Email: investorinfo@comptonpetroleum.com
Website: www.comptonpetroleum.com

CO: Compton Petroleum Corporation

CNW 18:52e 16-AUG-12